EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
(Unaudited)

Year Ended December 31		2016	2015		2014	2013	2012

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income (Loss)		$(1,096,686)	$(4,524,515)		$2,915,487	$2,197,109	$570,279
Less:	Capitalized Interest	(31,660)	(41,841)		(57,170)	(49,139)	(49,702)
Add:	Fixed Charges	381,325	355,539		337,762	348,399	323,965
Income Tax Provision (Benefit)		(460,819)	(2,397,041)		2,079,828	1,239,777	710,461
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$(1,207,840)	$(6,607,858)		$5,275,907	$3,736,146	$1,555,003

FIXED CHARGES:
Interest Expense		$273,362	$227,913		$193,171	$226,721	$205,789
Capitalized Interest		31,660	41,841		57,170	49,139	49,702
Capitalized Expense Related to Indebtedness		8,319	9,480		8,287	8,739	7,763
Rental Expense Representative of Interest Factor		67,984	76,305		79,134	63,800	60,711
TOTAL FIXED CHARGES		$381,325	$355,539		$337,762	$348,399	$323,965

RATIO OF EARNINGS TO FIXED CHARGES		(3.17)	(18.59)	(1)	15.62	10.72	4.80

(1)
For the year ended December 31, 2015, total fixed charges exceeded earnings available for fixed charges by $7.0 billion primarily due to impairment charges recognized in 2015 with respect to our proved oil and gas properties and other assets.